November 9, 2007
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-7010

Attention:	Mr. William Choi, Branch Chief
Ms. Yong Kim, Division of Corporation Finance

Re:	Form 10-K for the Fiscal Year Ended January 27, 2007 Filed on March 28, 2007
File No. 1-4908
Dear Mr. Choi and Ms. Kim:
          We have reviewed your additional comment letter dated October 31, 2007 and provide the following response to your comment.

1.	Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

We have reviewed your response to prior comment 1 in our letter dated August 16, 2007 and note that you believe that all the adjusted items for 2006 and 2005 are one-time charges or gains and are not of a nature that is reasonably likely to recur within two years or were incurred in the prior two years. If our understanding of your response is correct, please explain your adjustments in both 2005 and 2006 to correct for an accounting error. Although one correction was for leases and the other for taxes, we believe the nature of the adjustments are the same. Also, we do not agree with your position that accounting adjustments from changes in laws, payments under employment agreements, business closure expenses and litigation settlements are-one-time charges or gains. We believe the nature of these charges and gains make them reasonably likely to recur within two years. If you can provide additional information that would help support your position, please do so, otherwise, we would expect these non-GAAP measures to be removed from future filings.

Response:

We respectfully disagree with the staff and continue to believe that our presentation in our Form 10-K for fiscal 2007 of adjustments to income for continuing operations for fiscal 2005 and 2006 is consistent with Item 10(e) of Regulation S-K. Nonetheless, we will not adjust income from continuing operations to exclude the cost or benefit of the deferred tax liability correction, repatriation income benefit, cumulative lease accounting charge, executive resignation agreements, e-commerce business discontinuance, the 2005 hurricanes and the VISA/MasterCard antitrust litigation settlement in our future filings.
Very Truly Yours,
/s/ Nirmal K. Tripathy
The TJX Companies, Inc.
By: Nirmal K. Tripathy
Chief Financial Officer

CC:	Mary E. Weber, Ropes & Gray LLP